Filing pursuant to Rule 425 under the
Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-12 under the
Securities Exchange Act of 1934, as amended

Filer: VERITAS Software Corporation
Subject Company: VERITAS Software Corporation
Commission File No. of Subject Company: 000-26247

This email contains unaudited financial information for the year and quarter ended December 31, 2004 and forward-looking statements within the meaning of the Securities Act of 1933 and the Securities Exchange Act of 1934, including statements relating to completion of our proposed merger with Symantec Corporation. These forward-looking statements involve a number of risks and uncertainties, including the risk that adjustments to our unaudited financial statements may be identified through the course of our independent registered public accounting firm completing its integrated audit of our financial statements and financial controls and that we may be unable to complete our proposed merger with Symantec. These and other factors could cause our actual results to differ materially from what we project in our forward-looking statements. For more information regarding potential risks, see the “Factors That May Affect Future Results” section of our most recent quarterly report on Form 10-Q for the quarter ended September 30, 2004 and annual report on Form 10-K for the year ended December 31, 2003, which are on file with the SEC. We undertake no obligation to update any forward-looking statement to reflect events or circumstances after the date hereof.

The following email was distributed to all VERITAS employees by Gary Bloom, Chairman of the Board, President and CEO of VERITAS, on January 27, 2005.

*   *   *

From: Gary Bloom
Sent: Thu Jan 27 21:40:37 2005
Subject: Record Results in 2004 — my thanks for a great year and a great 4th quarter

Hello Everyone,

Today, we announced our fourth quarter financial results. I’m extremely pleased that we delivered the highest quarterly revenue in the company’s history: a record $574 million. We also exceeded our full-year $2 billion revenue milestone and delivered $2.042 billion, representing 17 percent growth over last year. Our earnings were also very strong for the quarter, with non-GAAP EPS coming in at $0.32 and GAAP EPS at $0.30. For the full year, our non-GAAP earnings were up 29% from the prior year. It was a great quarter and 2004 was a strong growth year for the company.

Our outstanding fourth quarter performance clearly demonstrates the continued strength and overall health of our business. In particular, we can point to the following highlights:

* Services performed solidly, up 27 percent year-over-year.

* Geographic expansion was strong with year-over-year revenue growth of 40 percent in EMEA and 24 percent in APJ.

* We also saw very strong performance from our acquisitions. Our Precise products saw growth of 29 percent year over year and 11 percent sequentially, topping the record quarter we set in this area during the third quarter. Our KVS business also showed strong results, coming in well ahead of our guidance of $8 to 10M and continues to show signs of strength going into the first quarter. And lastly, the Opforce technology from our Jareva acquisition is gaining considerable traction following our second half release of this technology.

The high volume of transactions that closed after the December 16th announcement of our proposed merger with Symantec supports the view that our customers have confidence in our technology, the company and the proposed merger.

In addition to surpassing our $2 billion full-year revenue goal, we achieved a number of key business milestones in 2004:

· We delivered new technologies and major product refreshes in virtually all of our product areas and are entering 2005 with a robust lineup of new product releases, including Backup Exec(tm) 10, which we successfully launched last week in New York City.

· We expanded our product support for IBM AIX, HP Unix, Solaris x86, Intel Itanium 2 processor-based platform, and both Red Hat Enterprise and Suse Linux.

· We strengthened our relationship with HP with the announcement of our new OEM agreement to be HP’s preferred supplier of server-based storage virtualization solutions for highly available HP-UX 11i systems.

· We also strengthened our relationships with Network Appliance, Sun Microsystems, and a number of key systems integrators.

· We successfully completed the strategic acquisitions of Ejasent, Invio Software, and KVault Software that have enabled us to further expand our business into new adjacent markets such as application virtualization, IT process automation, e-mail archiving, and compliance.

· As a result, we’ve fortified our leadership position in all of our key markets, including storage software, backup and recovery, storage management, file system and archiving.

I want to extend a huge thank you to everyone for your dedication and hard work in 2004. With our strong business momentum, 2005 is sure to be an exciting year for us. I would like to ask for your continued focus and cooperation as we deliver on our business goals in 2005 and execute on one of the greatest opportunities in the company’s history — completing the merger with Symantec, and positioning the combined company as the world’s fourth largest software company and the category leader in infrastructure software. I am pleased with the initial progress we have made on integration planning and confident in our ability to be fully prepared for our expected second quarter close of the merger transaction. As announced, the first of the regulatory hurdles has already been cleared, with yesterday’s expiration of the 30-day waiting period imposed by Hart-Scott-Rodino Antitrust Improvements Act.

My optimism for this merger with Symantec continues to grow as we learn more about this great company, which was recently recognized by FORTUNE magazine as one of the “100 Best Companies to Work For.” The fact that FORTUNE ranked Symantec #43 among 100 top companies speaks volumes as this ranking was based on employee responses to a random survey about management and job satisfaction, as well as FORTUNE’s evaluation of Symantec’s credibility (communication to employees), respect (opportunities and benefits), fairness (compensation, diversity), and pride/camaraderie (philanthropy, celebrations). For these and other reasons, we believe that the completion of the proposed merger with Symantec will provide our company, and our employees, with an extraordinary and exciting opportunity.

Thank you again for helping the company exceed our revenue goals in 2004 and your incredible focus on our business deliverables in the 4th quarter.

Gary

P.S. On Thursday, February 10, we will be hosting the Q4 QReview from our Mountain View headquarters at 4:30 p.m. PST. In addition to Ed Gillis and myself, Becky Ranninger, Symantec’s SVP of Human Resources, will also be presenting. A Webcast of the event will be available for all other regions. Please visit <http://deptwebs-dev.veritas.com/qreview/> http://deptwebs-dev.veritas.com/qreview/ for additional details.

Additional Information and Where to Find It

Symantec Corporation and VERITAS intend to file a registration statement on Form S-4 containing a joint proxy statement/prospectus in connection with the merger transaction involving Symantec and VERITAS. Investors and security holders are urged to read this filing when it becomes available because it will contain important information about the merger transaction. Investors and security holders may obtain free copies of these documents (when they are available) and other documents filed with the SEC at the SEC’s web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by Symantec by contacting Symantec Investor Relations at 408-517-8239. Investors and security holders may obtain free copies of the documents filed with the SEC by VERITAS by contacting VERITAS Investor Relations at 650-527-4523.

Symantec, VERITAS and their directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Symantec and VERITAS in connection with the merger transaction. Information regarding the special interests of these directors and executive officers in the merger transaction will be included in the joint proxy statement/prospectus of Symantec and VERITAS described above. Additional information regarding the directors and executive officers of Symantec is also included in Symantec’s proxy statement for its 2004 Annual Meeting of Stockholders, which was filed with the SEC on July 30, 2004. Additional information regarding the directors and executive officers of VERITAS is also included in VERITAS’ proxy statement for its 2004 Annual Meeting of Stockholders, which was filed with the SEC on July 21, 2004. These documents are available free of charge at the SEC’s web site at www.sec.gov and from Investor Relations at Symantec and VERITAS as described above.